SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 2)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Avery Dennison Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
HiMEDS Units, in the form of Corporate HiMEDS Units, stated amount of $50.00 per unit
(Title of Class of Securities)
053611307
(CUSIP Number of Class of Securities)

Susan C. Miller, Esq.
Senior Vice President, General Counsel and Secretary
Avery Dennison Corporation
150 North Orange Grove Boulevard
Pasadena, California 91103
(626) 304-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:
J. Scott Hodgkins, Esq.
Wesley C. Holmes, Esq.
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, CA 90071-1560
(213) 485-1234
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$235,334,000	$9,248.63

*	This valuation assumes the exchange of 8,360,000 Corporate HiMEDS Units of Avery Dennison Corporation (“Avery Dennison”), stated amount $50.00 per unit, for cash and shares of common stock of Avery Dennison, par value $1.00 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of Avery Dennison Corporate HiMEDS Units of $28.15 as of February 2, 2009, as reported on the New York Stock Exchange.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, at a rate of $39.30 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,248.63	Filing Party: Avery Dennison Corporation

Form or Registration No.: Schedule TO	Date Filed: February 3, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed on February 3, 2009, as amended by Amendment No. 1 thereto filed on February 12, 2009 (the “Schedule TO”), by Avery Dennison Corporation, a Delaware corporation (“Avery Dennison”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by Avery Dennison to exchange up to 8,360,000, or 95%, of its HiMEDS Units, stated amount $50.00 per unit (the “HiMEDS Units”), in the form of Corporate HiMEDS Units (the “Corporate HiMEDS Units”), comprised of (i) a purchase contract obligating the holder to purchase from Avery Dennison shares of Avery Dennison’s common stock, par value $1.00 per share (the “common stock”) and (ii) a 1/20 or 5.0% undivided beneficial interest in a $1,000 aggregate principal amount 5.350% senior note due November 15, 2020 (the “HiMEDS senior notes”), for 0.9756 shares of common stock and $6.50 in cash (which includes the accrued and unpaid contract adjustment payments with respect to the purchase contracts and the accrued and unpaid interest with respect to the HiMEDS senior notes) per Corporate HiMEDS Unit (the “offer consideration”). The offer is made upon the terms and subject to the conditions described in the offer to exchange, dated February 3, 2009 (the “offer to exchange”), and the related letter of transmittal, previously filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.
     The Schedule TO is amended by the information contained in this Amendment No. 2. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.
Item 11. Additional Information.
     Item 11 of Schedule TO is amended and supplemented as follows:
     The section titled “Incorporation by Reference; Additional Information” on pages 18 to 19 of the offer to exchange is amended and restated in its entirety as follows:
INCORPORATION BY REFERENCE; ADDITIONAL INFORMATION
     We are “incorporating by reference” certain information we file with the SEC into this offer to exchange, which means that we may disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this offer to exchange. We incorporate by reference into this offer to exchange the documents listed below, which were filed with the SEC, and such documents form an integral part of this offer to exchange:
•	our Annual Report on Form 10-K for the fiscal year ended December 27, 2008, filed with the SEC on February 25, 2009;

•	our Definitive Proxy Statement on Form 14A filed with the SEC on March 17, 2008; and

•	our Current Report on Form 8-K filed with the SEC on January 27, 2009.
     We will file an amendment to the Schedule TO to incorporate by reference into this offer to exchange all documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date hereof and prior to the expiration date. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC.
     Any statement contained in this offer to exchange or in a document (or part thereof) incorporated or considered to be incorporated by reference in this offer to exchange shall be considered to be modified or superseded for purposes of this offer to exchange to the extent that a statement contained in this offer to exchange or in any other subsequently filed document (or part thereof) that is or is considered to be incorporated by reference in this offer to exchange modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be considered, except as so modified or superseded, to constitute part of this offer to exchange.

     Copies of each of the documents incorporated by reference into this offer to exchange (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) may be obtained at no cost by contacting D. F. King, the Information Agent, or Avery Dennison at the following addresses and telephone numbers:

D. F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Banks and Brokers call: (212) 269-5550 (Collect) All others call Toll-free: (800) 758-5880	Avery Dennison Corporation 150 North Orange Grove Boulevard Pasadena, CA 91103 Attention: Investor Relations Telephone: (626) 304-2165
     Avery Dennison is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and information statements and other information with the SEC. You may read and copy any document Avery Dennison files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the same documents from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800- SEC-0330 or visit the SEC’s website at www.sec.gov for further information on the public reference room. Avery Dennison’s filings are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym “EDGAR” and may be accessed at www.sec.gov, as well as from commercial document retrieval services. Information on our website is not part of this offer to exchange.
Item 12. Exhibits.
     Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2009	AVERY DENNISON CORPORATION
	By:	/s/ Karyn E. Rodriguez
		Name:	Karyn E. Rodriguez
		Title:	Vice President and Treasurer